                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                       National Environmental Service Co.
      -------------------------------------------------------------------
                                (Name of Issuer)



                     Common Stock, $.01 par value per share
      -------------------------------------------------------------------
                         (Title of Class of Securities)



                                  635838 10 5
      -------------------------------------------------------------------
                                (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]    Rule 13d-1(b)

     [X]    Rule 13d-1(c)

     [ ]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, seethe Notes).

                                 SCHEDULE 13G
===============================================================================


  CUSIP NO.  635838 10 5                                     Page 2 of 5 Pages
           ---------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


        Wesley Hill
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

        United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                                684,990
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY                   -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                                456,660
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                                -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
        684,990
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

        7.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12

        IN
------------------------------------------------------------------------------

                                 SCHEDULE 13G

CUSIP No.  635838 10 5                                   Page 3 of 5 Page
          ---------------


ITEM 1

     (a)  Name of Issuer:
          National Environmental Service Co.

     (b)  Address of Issuer's Principal Executive Offices:
          12331 East 60/th/ Street,
          Tulsa, Oklahoma  74136


ITEM 2

     (a)  Name of Person Filing:
          See Item 1 of Page 2

     (b)  Address of Principal Business Office:
          1625 West Owen K. Garriott
          Suite D
          Enid, Oklahoma 73703

     (c)  Citizenship:
          See Item 4 of Page 2

     (d)  Title of Class of Securities:
          Common Stock

     (e)  CUSIP No.:
          635838 10 5


ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:


     (a)  [  ]  Broker or dealer registered under Section 15 of the Act (15
                U.S.C. 78o);
     (b)  [  ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
     (c)  [  ]  Insurance company as defined in section 3(a)(19) of the Act (15
                U.S.C. 78c);
     (d)  [  ]  Investment company registered under section 8 of the Investment
                Company Act of 1940 (15 U.S.C. 80a-8);
     (e)  [  ]  An investment advisor in accordance with (S)240.13d-
                1(b)(1)(ii)(E);
     (f)  [  ]  An employee benefit plan or endowment fund in accordance with
                (S)240.13d-1(b)(1)(ii)(F);
     (g)  [  ]  A parent holding company or control person in accordance with
                (S)240.13d-1(b)(1)(ii)(G);

                                 SCHEDULE 13G

CUSIP No.  635838 10 5                                   Page 4 of 5 Page
          ---------------


     (h)  [  ]  A savings association as defined in Section 3(b) of the Federal
                Deposit Insurance Act (12 U.S.C.1813);
     (i)  [  ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
     (j)  [  ]  Group, in accordance with (S) 240.13d-1(b)(1)(ii)(J).

     Not applicable to Reporting Person


ITEM 4    OWNERSHIP:

     (a)  Amount Beneficially Owned:
          See Item 9 of Page 2

     (b)  Percent of Class:
          See Item 11 of Page 2

     (c)  Number of shares as to which such person has:
          (i)   sole power to vote or direct the vote - See Item 5 of Page 2
          (ii)  shared power to vote or direct the vote - See Item 6 of Page 2
          (iii) sole power to dispose or to direct the disposition of - See
                Item 7 of Page 2
          (iv)  shared power to dispose or to direct the disposition of - See
                Item 8 of Page 2


ITEM 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not applicable to Reporting Person


ITEM 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          No person other than Mr. Hill has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 684,990 shares of Common Stock of NESCO owned by Mr. Hill, provided however, that the sale of 228,330 of such shares will be restricted and are subject to forfeiture under an escrow agreement. During the escrow period, Mr. Hill retains the right to vote such shares and to receive any cash dividends that may be paid with respect to the shares.

                                 SCHEDULE 13G

CUSIP No.  635838 10 5                                   Page 5 of 5 Page
          ---------------


ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          Not applicable to Reporting Person


ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not applicable to Reporting Person


ITEM 9    NOTICE OF DISSOLUTION OF A GROUP:

          Not applicable to Reporting Person


ITEM 10   CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                      *   *   *  *   *   *  *  *  *  *  *
                      -----------------------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  December 2, 1999


                                    \s\ Wesley Hill
                                    ----------------------------------
                                         Wesley Hill